ACN 009 235 634

Level 9, 28 The Esplanade
Perth    Western Australia    6000
PO Box  5643 St George’s Terrace
Perth    Western Australia     6831
Telephone: (61-8) 9226 4788
Facsimile:  (61-8) 9226 4799
Email: info@cityviewcorp.com
Web:   www.cityviewcorp.com

DATE:	April 7, 2009

TO:	Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance
(Tel) 202-551-3744
(Fax) 202-772-29369

RE:	CityView Corporation Limited’s Form 20-F for Fiscal Year Ended December 31, 2007

Number of pages including cover sheet:  2

Dear Tracie,

Please see attached, a Company response to SEC letter dated March 18, 2009 in relation to CityView Corporation limited’s Form 20-F for Fiscal Year Ended December 31, 2007.

The Company in the process of finalizing its 2008 Annual Report and the audit of this report is currently in progress, when completed the Company will lodge its Form 20-F for Fiscal Year End 2008.

Any correspondence may be addressed to myself, Paul Williams by email to paulw@cityviewcorp.com or by (Tel) 61-8-9226 4788 or (Fax) 61-8-9226 4799

Regards

/s/ Paul Williams

Paul Williams
Company Secretary

ACN 009 235 634

Level 9, 28 The Esplanade
Perth    Western Australia    6000
PO Box  5643 St George’s Terrace
Perth    Western Australia     6831
Telephone: (61-8) 9226 4788
Facsimile:  (61-8) 9226 4799
Email: info@cityviewcorp.com
Web:   www.cityviewcorp.com

Audit Opinion

1.	The company’s 2007 auditors, BDO Kendall’s, resigned by mutual consent as the company’s auditors at the company’s annual general meeting in May 2008. The company is now audited by Somes and Cooke.

As BDO Kendall’s are no longer the company’s auditors it is not practical to amend and reissue the 2007 audit opinion, which was lodged with the Australian Stock Exchange and forwarded to all shareholders over 12 months ago.

The company is in the process of completing its December 31, 2008 annual accounts which it will lodge with the Australian Stock Exchange shortly.

Controls and Procedures

2.	The Company has amended its filing accordingly at item 15 on page 26 of the Form 20-F for fiscal year end December 31, 2007.
CityView is a very small Australian Stock Exchange and US OTCBB listed company, which has two direct employees and contract consultants engaged when required.
Due to the small size of the company and the lack of operational complexity it has a basic overall internal control framework over financial reporting to suit its size, functions and operations.
As explained at item 15 on page 26 of its Form 20-F, the three components of the company’s overall control framework is as follows:

1) Foundations – These are the objectives, principles and rules that the company adheres to.

2) Organisations – How the company’s various entities/associates relate to each other.

3) Processes – Includes delegating, planning, strategy and compliance.

As mentioned above the company is of such a small scale in size and operations, management have concluded that its internal control over financial reporting is effective.